Tender Offer Information Script


Q:   Why should I tender my shares?

A: $8.00 $8.00 $8.00 You'll be getting a significant cash premium -- 25% over the recent market price and 78% over the undisturbed price (that is, the price before Mr. Fant began accumulating shares in December).


Q: What if some of my shares don't get accepted in the tender offer (i.e., because of proration)?

A: Then you'll still get a significant premium for those shares that are accepted and, if some of them are not accepted because of proration, they will be returned to you and you'll continue to own them. Furthermore, in the transaction you will pay no fees or commissions.


Q:   Who is Anthony Fant?

A: Mr. Fant is by far the Company's largest shareholder. He currently owns about 18.1% of the outstanding shares. As are many investors, he is dissatisfied with the Company's performance and wants to put it on the correct strategic path for future growth.


Q:   What is his background?

A: He's a businessman who built his first television station in 1985 and over the next 10 years created a group of television and radio stations in diverse areas of the country, including KQDS radio in Duluth, Minnesota. Now he owns a number of diversified businesses.


Q:   How can he possibly run a microelectronics business in Minnesota?

A: He is not looking to bring in expertise in microelectronics. What he brings is his strategic leadership skills, developed over many years of business experience, that complement the operating experience of the current management. He is the missing piece that he hopes will allow the Company to become a dynamic growing company.

Q:   Are you sure he doesn't want to just bust up this company?

A: He does not have any plans to liquidate the Company, bust it up or do anything else to disturb operations. His success has been based on turning around underperforming businesses -- not destroying them. He
                                                  ---
sees HEI as an opportunity to do the same - to use his talents as an innovative, strategic leader to revitalize the Company - and he has put his own money on the line and is willing to invest more.


Q:   Why is Mr. Fant offering to buy only 11.5%?

A: Mr. Fant sees major advantages in keeping the Company public and does not want to own so much that the shares become illiquid. Plus, he thinks that a 30% cash equity investment gives him a direct interest in the performance of the Company and the return to shareholders.


Q:   What are Mr. Fant's plans?

A: As the Company's largest shareholder by far, Mr. Fant wants to control the Company so that he can work from the inside to revitalize it and maximize shareholder value. This may include the initiation of a program to acquire strategically related businesses or taking other actions to put the Company's liquid assets to work for the benefit of all shareholders.

Q: Why does Mr. Fant need control to implement his plans, and why does he deserve to have control?

A: Mr. Fant has made a significant cash equity investment in the Company and does not have sufficient confidence in the current directors to allow his investment to sit in their hands and under their control. As a 30% shareholder, he would be 5 times more deserving than the current directors and management to control the Company since they collectively hold shares representing only about 6% of the Company. Who has a greater interest in providing shareholder return?

Q:   Does Mr. Fant intend to complete the offer?

A: Absolutely. There are procedures available to the Board pursuant to which it can act promptly to help complete the offer. Without the Board's support, Mr. Fant still intends to act promptly to complete the offer with the help of the shareholders.